VIA EDGAR

October 6, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:    Anne Nguyen Parker, Branch Chief

Re:	Remmington Enterprises, Inc. Registration Statement on Form S-1 Filed September 8, 2011 File No. 333-176736

Dear Ms. Parker:

We write on behalf of Remmington Enterprises, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated October 5, 2011 by Anne Nguyen Parker, Branch Chief of the Commission’s Division of Corporate Finance, commenting on the Company’s Registration Statement on Form S-1 filed September 8, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.
Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Please address each point raised by each numbered comment. Moreover, your response letter should include page number references keying each response to the page(s) in the precisely marked version of the amended filing where the responsive disclosure to each numbered comment or bullet point can be found. This will expedite our review.

2.	Please explain to us in necessary detail each of the following items:

•	who prepared the registration statement;

•	how Mr. Scoggins met Mr. Watson; and

•	why Mr. Scoggins selected the Remmington properties.

We may have additional comments based on your responses.

Response:  The registration statement was prepared by Mr. Scoggins with the assistance and consultation of counsel.  Mr. Scoggins became aware of Mr. Watson through the geologist’s website.  Mr. Scoggins was seeking to acquire a relatively affordable but promising gold or silver lode claim in Nevada and selected the Remmington claims based upon the recommendations of Mr. Watson in this regard.

3.
As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations have resulted in the change of the business initially described in the prospectus as filed with the Commission by the start-up company. If true, and with a view toward disclosure, confirm to us that Mr. Scoggins did not found Remmington Enterprises at least in part due to his plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

Response: Mr. Scoggins did not found the Company as part of a plan to solicit, participate in, or facilitate the sale of the enterprise to (or business combination with) a third party looking to obtain or become a public reporting entity.  Mr. Scoggins has no such present intention.

4.
If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

•	Mr. Scoggins;

•	named legal counsel; and

•	any others who participated in the preparation of the prospectus disclosure.

Response:  None of the individuals named above has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.

5.
If anyone identified in comment four has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the particulars to us in necessary detail. We may have additional comments.

Response:  None of the individuals named in Comment Four has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves.

6.	In addition, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

Response:  The Company does not have any current or future plans to engage in mergers or acquisitions with other companies or entities.

7.
Please forward to our engineer, as supplemental information and not as part of your filing, the geology report referenced in your filing, pursuant to paragraph (c) of Industry Guide 7 and Rule 418(a) of Regulation C. If possible please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 418(b) of Regulation C. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response:  A CD containing the geologist’s report, together with a full-color hard copy of the report, has been sent to Mr. Coleman’s attention by express mail.  Technical questions regarding the report can be directed to Mr. Watson at (530) 258-4228.

8.
We note your reference on your prospectus cover page, as well as elsewhere in your filing, to your “officers and Directors,” even though currently you have one sole officer and director. Please revise your prospectus to refer consistently to your sole officer and director, Mr. Scoggins.

Response:  The prospectus has been revised on the cover page and throughout where appropriate to refer to the Company’s single officer and director.

Risk Factors, page 8

9.
Please add a new risk factor to identify the risks that result from Mr. Scoggins controlling the company due to his positions and the number of shares he holds. Make clear that he will be able to continue to run the company as he sees fit regardless of the number of shares purchased in this offering.

Response:  An additional risk factor has been added at Page 10 of the prospectus.

Use of Proceeds, page 15

10.
We note footnote 2 to the table on page 15 indicating that if 100% of the shares in this offering are sold, you will engage in mineral exploration, which means performing Phase II of your mineral exploration plan on the Remmington mineral claims. In the tables on page 16, you indicate that if 75%, 50% or 25% of the shares in the offering are sold, you will also engage in “mineral exploration.” Please explain, by footnote or otherwise, the types of activities that will constitute “mineral exploration” at each offering level. In addition, please explain why you would pay $4,000 in legal and accounting fees if 100% of the offering were sold, but only $3,000 in legal and accounting fees if 75% or less of the offering were sold. In this regard, please reconcile with the numbers found on page 46 regarding the estimated cost of this offering, which include accounting and legal fees.

Response:  With regard to the table on Page 16 reflecting intended use of proceeds if less than the maximum offering is received, the following footnote regarding use of proceeds for mineral exploration has been added:

“(1) Our business plan calls for a more extensive rock sampling program on the Remmington property, together with geological mapping, permitting efforts, and reconnaissance of nearby properties.  If 75% of the maximum offering is received, we intend to limit our Phase II exploration to the planned rock sampling program only.  If 50% or 25% of the maximum offering is received, we intend to limit our exploration activities to a more limited rock sampling program as permitted by our available funds.”

Also, the following footnote regarding use of proceeds for legal and accounting expenses has been added to the table:

“(2) These figures reflect the intended use of offering proceeds for legal and accounting expenses, and not our total annual budget for these items, which is disclosed in the section below entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The legal and accounting costs of this Offering, as estimated on Page 46 of this Registration Statement, will be paid from cash on hand.”

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Very truly yours,

/s/ Puoy Premsrirut
Puoy Premsrirut, Esq.

Enclosure (Acknowledgment by the Company)

REMMINGTON ENTERPRISES, INC.
7582 LAS VEGAS BLVD. S. STE. 236
LAS VEGAS, NV 89123

Via EDGAR

October 6, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:   Anne Nguyen Parker, Branch Chief

Re:	Remmington Enterprises, Inc. Registration Statement on Form S-1 Filed September 8, 2011 File No. 333-176736

Dear Ms. Parker:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 5, 2011 by Anne Nguyen Parker, Branch Chief of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Remmington Enterprises, Inc.

By:          /s/ Gary A Scoggins
Gary A. Scoggins
Chief Executive Officer and Chief Financial Officer